January 12, 2010
VIA EMAIL
Ms. Melissa Duru
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc. Form S-4/A filed January 8, 2010, File No. 333-160985 Schedule TO-I filed January 8, 2010, File No. 005-55861
Dear Ms. Duru:
     This letter is further to conversations you had with our attorneys at Vedder Price P.C. on January 8, 2010 and January 11, 2010 concerning the effectiveness of the dissemination on January 8, 2010 of the prospectus supplement disclosures regarding, among other things, our expectation that our subsidiary bank will be undercapitalized for regulatory purposes as of December 31, 2009. As you know, on the morning of January 8, 2010, Midwest Banc Holdings, Inc. (the “Company”) issued a press release announcing that it had filed a prospectus supplement, dated January 8, 2010, that contained, among other things, updates on our financial position and informed interested persons on where to access or obtain copies of the prospectus supplement. That release also was filed as an exhibit to a Form 8-K filed with the Commission on the same day, together with the public filings of an amendment to the Company’s Form S-4 registration statement that contained the prospectus supplement and an amendment to the Company’s Schedule TO.
     In order to address concerns that the disclosure in the press release itself did not contain the specific details disclosed in the prospectus supplement about our expectation that our subsidiary bank would be undercapitalized and the related liquidity risks, we have taken or will undertake the following actions:
•	Disclosing in a press release disseminated on January 12, 2010, in connection with a one-day extension of the expiration date of the Exchange Offer, additional details concerning our subsidiary bank’s capitalization. In particular, we disclosed in the press release under a separate section captioned in bold “Expected Regulatory Ratios and Liquidity” that the Company anticipates that the Bank will report that it has fallen below its well-capitalized regulatory capital status as of September 30, 2009 to undercapitalized as of December 31, 2009, and that the continued deterioration of the credit quality of the subsidiary bank’s loan portfolio could result in the Company’s inability to access sufficient and cost-effective sources of liquidity necessary to fund its operations and meet its payment obligations under its existing funding commitments. In addition, the press release notes that there are risks associated with the Bank’s potential inability to accept and renew

Ms. Melissa Duru
January 12, 2010

brokered deposits, uncertainty as to the Bank’s ability to maintain its recent level of deposit growth and the possibility that one of the Bank’s repurchase agreement counterparties could subject the Bank to substantial costs if it were to exercise its right to terminate the repurchase agreements upon the Bank falling below well capitalized. The release further urges holders of depositary shares to carefully read the prospectus supplement and the prospectus in connection with a decision to participate in the Exchange Offer. The release also will be filed with the Commission on a Form 8-K.
•	Adding to the website on which the average VWAP has been displayed since the Exchange Offer commenced and on which the final exchange ratio is displayed (http://www.morrowco.com/midwest.htm) a prominent link to the press release we have issued as described above. The website currently has a link to the prospectus and prospectus supplement and other documents relating to the Exchange Offer.
•	Consistent with our current practice with respect to all our news releases, posting a copy of the press release described above in the “Investor Relations” section of our website, and including a prominent link to the press release on the opening page of our website (http://www.mbhi.com) under the caption “News.”
•	Consistent with our practice of posting abstracts in certain cases that provide brief summaries of the contents of our SEC filings posted on our website, we will update the current abstract related to the Form S-4 amendment filed on January 8, 2010 to reference the disclosures concerning the bank’s expected undercapitalized status and potentially adverse impact on the Company’s liquidity.
•	Instructing the Exchange Offer information agent and exchange agent to alert depositary shareholders of the Company’s prospectus supplement and the nature of the disclosures it contains when interfacing with such holders in connection with the Exchange Offer.
     We believe that the above actions and procedures, combined with our January 8, 2010 press release announcement and prospectus supplement filing and the prompt reporting on January 8, 2010 of various disclosures contained in our prospectus supplement by certain prominent media outlets will ensure that the disclosures concerning our bank’s expected capitalization contained in the prospectus supplement have been and will be disseminated in a manner reasonably calculated to inform depositary shareholders of such changes.

Ms. Melissa Duru
January 12, 2010

     We appreciate your prompt review of the matters described in this letter. Please feel free to call John Blatchford at (312) 609-7605 if you have any questions or further comments.

Very truly yours,
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President and Chief Financial Officer

cc:	Kathryn S. McHale, Securities and Exchange Commission Eric Envall, Securities and Exchange Commission